SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 16, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release in connection with PLDT’s preliminary 1st half 2003 results.

SECURITY CODE CM-040

July 16, 2003

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In accordance with Sections 17.1 (b) and 17.3 of the Securities Regulation Code, enclosed is a Current Report with a press release attached thereto regarding the Company’s preliminary 1st half 2003 results.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

July 16, 2003

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto regarding the Company’s preliminary 1st half 2003 results.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles Number/Section

Total Amount of Borrowings

15,990 As of March 31, 2003	N/A	N/A

Total No. of Stockholders Domestic Foreign

---------------------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ________________________________

LCU

Document I.D. ________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. July 16, 2003 ___________________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _____PW-55 ____ 3. BIR Tax Identification No. __000-488-793

4. Philippine Long Distance Telephone Company _______________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ ______________

Address of principal office Postal Code

8. (632) 814-3664 ___________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable______________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

____________________________________________________________________________

____________________________________________________________________________

____________________________________________________________________________

11. Indicate the item numbers reported herein: __________ ____________________________

PLDT reports core earnings of P6.6 billion for the 1st half of 2003 driven by Smart’s strong performance; provisions of P4.8 billion booked

  Smart posts outstanding net income of P3.4 billion in the second quarter of 2003
  Smart and Talk ‘N Text add record 995,000 subscribers during the second quarter; combined subscriber base surpasses 10 million
  Consolidated revenues up by 17% to P46.2 billion
  Consolidated EBITDA rises 15% to P25.2 billion. EBITDA margin remains strong at 55%.
  Consolidated net income before provisions hits P6.6 billion.
  Provisions for manpower reduction expenses and non-cash provisions for investments and other assets totaling P4.8 billion booked in the first half of 2003
  Smart pays cash dividends of P4.3 billion to PLDT in June 2003
  PLDT Group generates free cash flow of P10.3 billion
  PLDT Group reduces debt by a total of US$165 million in the first six months of the year

MANILA, Philippines, July 16, 2003 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its preliminary and unaudited financial results for the first six months of 2003. Led by Smart Communications Inc.’s (“SMART”) net income of P6.1 billion for the period, PLDT’s consolidated net income before provisions for manpower reduction expenses and non-cash provisions for investments and other assets, stood at P6.6 billion compared to P3.4 billion in the first six months last year. Consolidated revenues in the first half of 2003 increased by 17% to P46.2 billion and consolidated EBITDA improved to P25.2 billion from P22.5 billion in the same period last year. The Company’s consolidated net income, after provisions, stood at P1.8 billion. Given the non-cash nature of the provisions against investments and other assets, the Company’s consolidated free cash flow was not affected and increased to P10.3 billion in the first half of the year from P4.4 billion last year, allowing the group to reduce total debt by US$165 million during the period while having a cash balance of P9.5 billion as of June 30, 2003. The Company remains on track to achieve its consolidated debt reduction target of approximately US$280 million in 2003 versus debt reductions of US$204 million in 2002.

Smart: Expanding reach through relentless innovation

Smart reinforced its position as the country’s leading cellular provider as it added 1.3 million subscribers in the first half of the year, ending the period with 8.1 million subscribers. Smart, together with Talk ‘N Text, added close to a million subscribers in the second quarter alone, on top of the 770,000 net additions recorded in the first quarter. As of June 30, 2003, Smart and Talk ‘N Text had over 10.3 million subscribers compared to 8.6 million as of year-end 2002.

“Over the past three years, Smart has consistently exceeded expectations and has underpinned the growth of the group’s overall results,” said Manuel V. Pangilinan, President and CEO of PLDT. “Smart’s relentless efforts to provide innovative cellular products and services have been key to its impressive performance. We believe that we can further increase cellular penetration rates in the country for as long as we provide the services that customers want at the most affordable prices,” added Pangilinan.

"During the second quarter of 2003 alone, Smart launched Smart Load, addict mobile and Super Sim 2, all ground breaking offerings that make cellular services more attractive to an ever broadening range of customers," commented Napoleon L. Nazareno, President and CEO of Smart.

Smart’s exemplary subscriber growth translated into significant gains in revenues, EBITDA, and net income. In the first six months of 2003, Smart increased its revenues by 53% to P22.1 billion from P14.5 billion in the same period last year. EBITDA surged by 60% to P12.9 billion from P8.0 billion as revenue growth outpaced the growth in expenses and EBITDA margins improved significantly to 58% from 55% last year. Net income more than doubled to P6.1 billion from P2.3 billion last year while Smart’s net income of P3.4 billion in the second quarter of 2003 increased by 21% quarter on quarter from the P2.8 billion earned in the first quarter of 2003.

Blended ARPU of prepaid and postpaid subscribers remained stable at P563 over the first six months of 2003. Smart continued to drive down its subscriber acquisition costs, with blended subscriber acquisition costs for both prepaid and postpaid services declining by 27%, from P1,464 in the first half of 2002 to P1,075 for the same period in 2003. Blended churn rates improved considerably, going down from 3.8% in the first six months of 2002 to 3.1% in the first six months of 2003.

Smart’s capital expenditures remained within its full year estimate of P9.0 billion as it spent P3.7 billion in the first six months of 2003. Smart has extended its nationwide coverage to 880 cities and municipalities through its network of 29 switches and 3,285 base stations and expanded its switching capacity to 11.7 million subscribers from 9.6 million subscribers at the end of 2002.

“Our strategy at Smart has always been fairly simple – we build a robust network with extensive coverage, provide a wide array of voice and data services and make these services available at affordable prices while keeping costs down,” explained Nazareno. “Smart Load is a prime example of how this strategy works. The low denomination airtime load allows us to reach out to consumers who may not have previously been able to afford our service while the over-the-air concept, which I believe is the first of its kind, is made possible by our award-winning Smart Money platform. We’d like to think that Smart Load is the principal reason for the recent decline in our churn rates, as it was envisioned to be, and we expect to realize savings as well in relation to commissions and card printing costs,” added Nazareno.

PLDT Fixed Line: Taking tough decisions to deliver on commitments

For the Fixed Line business, total revenues remained solid at P22.5 billion in the first half of the year. EBITDA, excluding the effects of provisions, increased to P16.5 billion on account of cash dividends received from Smart. As a result of the increase in termination rates implemented in February 2003, international long distance revenues grew by 14% to P5.7 billion in the first six months of 2003. Data service revenues also grew by 4% year-on-year to P2.8 billion driven by the increased demand for both corporate and retail data services. Local exchange revenues were steady at P10.4 billion in the first six months of the year while national long distance continued to be under pressure, declining by 16% year-on-year to P3.3 billion. As of June 30, 2003, PLDT had 2.1 million fixed lines in service, of which 12% were prepaid subscribers.

In response to the challenges being faced by the fixed line business, PLDT Fixed Line continued to focus on cost containment. Following the implementation of its Manpower Reduction Program (“MRP”), the Company has reduced its headcount by 1,759 and has booked provisions of P1.3 billion for the full amount of MRP-related expenses in the first half of 2003. As of July 15, 2003, PLDT Fixed Line had 10,372 employees compared to 12,131 as of year-end 2002.

In addition to the MRP-related expenses, the Company likewise booked net non-cash provisions against investments and other assets, including investments in Aces Philippines and Aces International Limited, receivables due from Philcom and investments in Unilink/Home Cable convertible debt securities, aggregating P3.5 billion.

“While we have booked significant provisions in the first half of 2003, I would emphasize that with the exception of the MRP provision, these are principally non-cash in nature and, as such, will not affect our ongoing debt reduction program. Indeed, while the Manpower Reduction Program will help strengthen our operations, the provisions will help strengthen our balance sheet,” shared Pangilinan.

PLDT Group: Increasing cash flows and reducing debts

As a result of Smart’s stellar performance, the free cash flow of Smart grew significantly to P7.5 billion in the first six months of 2003 from P2.8 billion in the same period last year. This substantial cash flow enabled Smart to not only reduce its debt by US$60 million in the first six months of the year but also allowed it to pay dividends to PLDT of P4.3 billion, representing 70% of its 2002 net income, in June 2003.

In the first six months of 2003, PLDT Fixed Line reduced debt by US$105 million. PLDT’s free cash flow increased to P6.3 billion, augmented by the dividends paid by Smart. PLDT’s fixed line capital expenditures have remained low, reaching only P1.5 billion in the first half of the year as against the full year target of P7.0 billion.

In aggregate, the PLDT Group generated free cash flow of P10.3 billion in the first six months of 2003 compared to P4.4 billion last year. As of June 30, 2003, the group’s cash balance stood at P9.5 billion after paying down a total of US$165 million of consolidated debt during the period.

"Our performance to-date demonstrates our steadfast commitment to our stakeholders to continue to grow our cellular business, strengthen our fixed line revenues, contain our costs, improve our cash flows and pay down our debts," concluded Pangilinan.

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This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L Chua Anna V Bengzon Menardo Jimenez, Jr

Tel No: 816-8213 Tel No: 816-8024 Tel No: 816-8468

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: July 16, 2003